AB 3/28

AB 3/5

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12011810

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8-50745

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BNP Paribas Investment Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

201 South Biscayne Boulevard, Suite 1800
(No. and street)

Miami	**Florida**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Duarte — **(305) 533-4152** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/15

AFFIRMATION

I, **Gabriel Duarte**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BNP Paribas Investment Services, LLC**, as of **December 31, 2011**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as a customer, except as follows:

____

____

____

Signature

Chief Financial Officer & FINOP

Title

Notary Public

EVELYNE BOYER
MY COMMISSION # DD 890845
EXPIRES: September 15, 2013
Bonded Thru Notary Public Underwriters

State of Florida
County of Dade

The foregoing instrument was acknowledged before me this 27 day of February, 2012

(Signature of Notary Public - State of Florida)

EVELYNE BOYER

(Print, Type, or Stamp Commissioned Name of Notary Public)

☒ Personally known to me, or

☐ Produced Identification: ____________

(Type of Identification)

BNP Paribas Investment Services, LLC
(SEC I.D. No. 8-50745)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)

Tables of Content

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
BNP Paribas Investment Services, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of BNP Paribas Investment Services, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BNP Paribas Investment Services, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2012

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2011

Assets	
Cash and cash equivalents	$ 231,456
Cash segregated under federal regulations	280,011
Receivable from affiliated clearing broker	4,393,566
Prepaid expenses and other assets	136,309
Total assets	$ 5,041,342
Liabilities and members' equity	
Liabilities	
Payable to affiliate	$ 210,417
Accrued expenses and other liabilities	95,474
Total liabilities	$ 305,891
Members' equity	
Membership certificates	7,767,819
Accumulated deficit	(3,032,368)
Total members' equity	$ 4,735,451
Total liabilities and members' equity	$ 5,041,342

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Operations
For the year ended December 31, 2011

Revenue:		
Commissions and brokerage fees	$	661,216
Administrative and other services		437,708
Riskless principal trading		132,311
Mutual funds related fees		27,724
Other		6,916
Total revenues	$	1,265,875
Expenses:		
Management fees	$	827,379
Commissions, clearing and brokerage fees		265,723
Professional fees		259,240
Employee compensation and benefits		111,212
License fees, regulatory fees and expenses		53,986
Communication and data processing		40,593
Occupancy and equipment cost		175
Other		3,556
Total expenses	$	1,561,864
Loss before income tax expense		(295,989)
Income tax expense		-
Net loss	$	(295,989)

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Changes in Members' Equity
For the year ended December 31, 2011

	Membership Certificates	Accumulated Deficit	Total Members' Equity
Balance, December 31, 2010	$ 7,767,819	$ (2,736,379)	$ 5,031,440
Net loss	-	(295,989)	(295,989)
Balance, December 31, 2011	$ 7,767,819	$ (3,032,368)	$ 4,735,451

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Cash Flows
For the year ended December 31, 2011

CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss	$	(295,989)
(Increases) decreases in operating assets:		
Cash segregated under federal regulations		(473)
Receivable from affiliated clearing broker		102,583
Prepaid expenses and other assets		(70,030)
Increase (decreases) in operating liabilities:		
Payable to affiliate		84,504
Accrued severance		(243,748)
Accrued expenses and other liabilities		(93,239)
Net cash used in operating activities		(516,392)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(516,392)
CASH AND CASH EQUIVALENTS - December 31, 2010		747,848
CASH AND CASH EQUIVALENTS - December 31, 2011	$	231,456
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Income taxes paid	$	-

1. Organization and Nature of Business

BNP Paribas Investment Services, LLC (the "Company") is a Delaware limited liability corporation whose members consist of BNP Paribas ("BNPP" or "Parent") (98%-owner) and French American Banking Corporation (2%-owner), a wholly-owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Association ("FINRA").

The Company is engaged in introducing transactions and accounts of customers and clears all of its transactions on a fully disclosed basis through an affiliated entity, BNP Paribas Securities Corp. (the "Clearing Broker"), a registered broker-dealer. The Company is authorized under a FINRA membership agreement to engage in several types of services including executing principal and agency transactions for other affiliated entities and direct retail clients, primarily high net worth individuals. All clients are fully disclosed to the Clearing Broker. The Company's principal office is in Miami, Florida.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. Estimates include assumptions related to contingencies and litigation. The actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies demand deposits with an affiliated bank as cash and cash equivalents.

Receivable from Affiliated Clearing Broker

The Company maintains deposits in accounts at the Clearing Broker and has receivables for commissions and fees on transactions processed during the month. Such receivables from the Clearing Broker are reported on the Company's Statement of Financial Condition.

Commissions, Brokerage, and Trading

Commissions and brokerage fee revenues, related expenses (including clearing) and riskless principal trading revenue are recorded on a trade date basis.

Administrative and Other Services Revenue

The Company provides certain administrative services to its customers, including but not limited to, portfolio evaluation and safekeeping services. For such services, the Company receives a fee based on the net assets of the respective customer's account. Fees are recorded when earned. Any fees earned that have not been received are included in Prepaid expenses and other assets on the Statement of Financial Condition.

Mutual Fund Related Fees
The Company participates in the marketing and distribution of certain Mutual Fund units. The Company records the fees as earned.

Interest Income
The Company earns interest on the balances of the proprietary account held with the Clearing Broker. The amount of interest earned is insignificant and is recorded in Other revenue on the Statement of Operations.

Income Taxes
The Company is treated as a partnership for federal, state and local income tax purposes. All taxable items of income, expense, gain and loss pass through the Company to the individual members. Therefore, no income taxes are recorded.

Uncertain tax positions are evaluated in accordance with ASC 740-10-25 *"Accounting for Uncertainty in Income Taxes"* which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company would recognize interest and penalties related to unrecognized tax benefits within Income tax expense in the Statement of Operations. Accrued interest and penalties would be included in Accrued expenses, and other liabilities in the Statement of Financial Position.

3. Related Party Transactions

The Company transacts its securities business with affiliated companies. A summary of significant transactions is as follows:

The Company clears all of its securities transactions on a fully disclosed basis through the Clearing Broker. The Company is charged for the clearance and settlement of these transactions. For the year ended December 31, 2011, the Company incurred costs of $265,723 for these services. For transactions cleared through the Clearing Broker, the Company earned $821,251 in commissions and fees, riskless principal trading revenue and mutual funds related income from third parties for the year ended December 31, 2011. At December 31, 2011, the receivable from the Clearing Broker was $19,461 relating to these fees.

At December 31, 2011, the Company maintained deposits with the Clearing Broker of $4,374,105. The Company also maintained cash in an operating account with an affiliate of $231,456. Interest earned from the affiliates for the year ended December 31, 2011 on the deposit accounts was $12.

The Company is charged management fees for administrative duties performed by an affiliate in connection with a service level agreement. Management fees recorded in the Statement of Operations was $827,379 for the year ended December 31, 2011. At December 31, 2011, the amount payable to affiliate for management fees was $210,417.

4. Off Balance Sheet Risk and Concentration of Credit Risk

The Company clears all of its securities transactions through its Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

Although the right of the Clearing Broker to charge the Company applies to all trades executed through the Clearing Broker, the Company believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. At December 31, 2011, the Company had recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trade may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its Clearing Broker seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

The Company is involved in various transactions where, in the event the customers failed to perform their obligations under contractual terms, the Company may be exposed to risk. Substantially all of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearance agreement. The Clearing Broker reviews, as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

5. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not be less than the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2011, the Company had net capital of $4,367,686 which was $4,117,686 in excess of the required net capital.

Under the Company's Membership Agreement with FINRA, the Company is required to comply with the Customer Protection Rule ("Rule 15c3-3") for holding customer funds under the Securities Exchange Act of 1934, as the Company accepts checks from customers which are held for longer than 24 hours. Rule 15c3-3 requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2011, $280,011 of cash had been segregated in a special reserve account with a third-party. At December 31, 2011, the Company was required to maintain a balance in this account in the amount of $0. In addition, the Company operates pursuant to SEC Rule 15c-3-3(k)(2)(ii), clearing all transactions on a fully disclosed basis through its clearing firm. The Company does not safe keep customer securities.

6. Commitments and Contingencies

Risks and Uncertainties

The Company generates a significant portion of its revenues by introducing the domestic and a small number of international customers to its Clearing Broker. The revenues generated are transaction based and subject to a variety of financial uncertainties.

Litigation

In the normal course of business, the Company may be named as a defendant in legal actions, including arbitrations and lawsuits. Certain of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages.

The Company establishes reserves for potential losses that may arise out of litigation to the extent that such losses are probable and can be estimated. Management is not aware of any legal action that is pending against the Company that will have a material effect on its financial statements.

7. Subsequent Events

The Company evaluates subsequent events through the date on which the financial statements are issued. The Company did not note any subsequent events requiring disclosure or adjustment to the financial statements.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
As of December 31, 2011

Net Capital		
Total members' equity		$ 4,735,451
Total capital		4,735,451
Deductions and/or charges		
Nonallowable assets		
Cash deposited with affiliate	(231,456)	
Prepaid expenses and other assets	(136,309)	
		(367,765)
Net capital		4,367,686
Computation of minimum net capital requirement		
Minimum net capital required (the greater of the $250,000 or 6 2/3% of aggregated indebtedness)		250,000
Excess net capital		$ 4,117,686
Aggregate Indebtedness:		$ 305,891

There are no material differences between the computation of net capital as computed above and as reported by the Company in its unaudited Form X-17-A-5 - Part II filing as of December 31, 2011, filed on January 25, 2012.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2011

Credit balances	
Total credits	$ -
Debit balances	
Total debits	-
Excess of total credits over total debits	$ -
Amount held on deposit in reserve bank account at December 31, 2011	$ 280,011
Required balance to be maintained (105% of excess total credit over total debit):	$ -

There are no material differences between the computation for determination of reserve requirements as computed above and as reported by the Company in its unaudited Form X-17-A-5 - Part II filing as of December 31, 2011, filed on January 25, 2012.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2011

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2011, (for which instructions to reduce to possession or control had been issued as of that date but for which the required action was not take by respondent within the time frame specified under Rule 13c3-3):

   (A) Number of items – None
   (B) Market value – Not Applicable

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had been issued as of December 31, 2011, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

   (A) Number of items – None
   (B) Market value – Not Applicable

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2012

BNP Paribas Investment Services, LLC
201 S. Biscayne Boulevard, Suite 1800
Miami, Florida

In planning and performing our audit of the financial statements of BNP Paribas Investment Services, LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP